FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: June 23, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            23 June 2006, Holding(s) in Company

Exhibit 99

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

UNILEVER PLC


2. Name of shareholder having a major interest

Barclays PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holders/Account Designation - Holding

Bank of Ireland/426360 - 14,244

Bank of New York - 86,794

Barclays Capital Nominees Limited - 126,231

Barclays Capital Nominees Limited - 5,071,913

Barclays Capital Nominees Limited - 792,620

Barclays Capital Securities Ltd - 15,049,284

Barclays Capital Securities Ltd - 945,976

Barclays Capital Securities Ltd - 13,497,056

Barclays Capital Securities Ltd - 1,600

Barclays Global Investors Canada - 86,560

Barclays Trust Co & Others - 55,363

Barclays Trust Co as EXEC/ADM - 27

Barclays Trust Co DMC69 - 19,606

Barclays Trust Co R69 - 342,534

BNP PARIBAS - 111,026

CHASE NOMINEES LTD/16376 - 639,023

CHASE NOMINEES LTD/20947 - 11,129,253

CHASE NOMINEES LTD/28270 - 419,922

CHASE NOMINEES LTD/28270 - 176,427

CIBC MELLON GLOBAL SECURITIES - 85,750

Clydesdale Nominees HGB0125/324190 - 529

Clydesdale Nominees HGB0125/496994 - 4,018

Clydesdale Nominees HGB0125/639191 - 1,366

Clydesdale Nominees HGB0125/639213 - 948

Clydesdale Nominees HGB0125/686408 - 3,150

Clydesdale Nominees HGB0125/692963 - 1,796

Clydesdale Nominees HGB0125/697205 - 2,009

Clydesdale Nominees HGB0125/697213 - 2,009

Clydesdale Nominees HGB0125/697710 - 14,850

Clydesdale Nominees HGB0125/697728 - 14,850

Clydesdale Nominees HGB0125/1201315 - 4,309

Clydesdale Nominees HGB0125/1201439 - 16,071

Gerrard Nominees Limited/605704 - 405

Gerrard Nominees Limited/607486 - 270

Gerrard Nominees Limited/615411 - 450

Gerrard Nominees Limited/617906 - 450

Gerrard Nominees Limited/621942 - 281

Gerrard Nominees Limited/622124 - 832

Gerrard Nominees Limited/627680 - 155

Gerrard Nominees Limited/630871 - 225

Gerrard Nominees Limited/631118 - 2,135

Gerrard Nominees Limited/637739 - 281

Gerrard Nominees Limited/640824 - 3,150

Gerrard Nominees Limited/642367 - 1,530

Gerrard Nominees Limited/642686 - 432

Gerrard Nominees Limited/643975 - 900

Gerrard Nominees Limited/650668 - 855

Gerrard Nominees Limited/653035 - 855

Gerrard Nominees Limited/654151 - 675

Gerrard Nominees Limited/658729 - 315

Gerrard Nominees Limited/659481 - 334

Gerrard Nominees Limited/659645 - 602

Gerrard Nominees Limited/659792 - 292

Gerrard Nominees Limited/660430 - 468

Gerrard Nominees Limited/660968 - 1,773

Gerrard Nominees Limited/770101 - 1,912

Greig Middleton Nominees Limited (GM1) - 532,770

Greig Middleton Nominees Ltd (GM3)/126066DA - 742

Greig Middleton Nominees Ltd (GM3)/523475DN - 45,000

Investors Bank and Trust Co. - 3,042,016

Investors Bank and Trust Co. - 374,319

Investors Bank and Trust Co. - 53,884

Investors Bank and Trust Co. - 34,805

Investors Bank and Trust Co. - 293,306

Investors Bank and Trust Co. - 666,031

Investors Bank and Trust Co. - 4,207,836

Investors Bank and Trust Co. - 6,208,853

Investors Bank and Trust Co. - 114,110

Investors Bank and Trust Co. - 73,432

Investors Bank and Trust Co. - 208,181

Investors Bank and Trust Co. - 574,108

Investors Bank and Trust Co. - 9,769

Investors Bank and Trust Co. - 19,433

Investors Bank and Trust Co. - 8,436

Investors Bank and Trust Co. - 1,267,031

Investors Bank and Trust Co. - 10,226

Investors Bank and Trust Co. - 147,115

JP Morgan (BGI Custody)/16331 - 341,748

JP Morgan (BGI Custody)/16338 - 78,464

JP Morgan (BGI Custody)/16341 - 416,357

JP Morgan (BGI Custody)/16341 - 728,314

JP Morgan (BGI Custody)/16342 - 166,508

JP Morgan (BGI Custody)/16344 - 134,393

JP Morgan (BGI Custody)/16345 - 230,070

JP Morgan (BGI Custody)/16400 - 10,802,678

JP Morgan (BGI Custody)/17011 - 22,571

JP Morgan (BGI Custody)/18408 - 60,505

JPMorgan Chase Bank - 165,884

JPMorgan Chase Bank - 7,510

JPMorgan Chase Bank - 4,311

JPMorgan Chase Bank - 5,809

JPMorgan Chase Bank - 666,452

JPMorgan Chase Bank - 124,896

JPMorgan Chase Bank - 81,585

JPMorgan Chase Bank - 177,700

JPMorgan Chase Bank - 9,803

JPMorgan Chase Bank - 12,267

JPMorgan Chase Bank - 131,566

JPMorgan Chase Bank - 41,726

JPMorgan Chase Bank - 33,588

JPMorgan Chase Bank - 11,424

JPMorgan Chase Bank - 103,611

JPMorgan Chase Bank - 2,418

JPMorgan Chase Bank - 62,705

JPMorgan Chase Bank - 110,207

JPMorgan Chase Bank - 5,504

JPMorgan Chase Bank - 7,668

JPMorgan Chase Bank - 39,946

JPMorgan Chase Bank - 696,980

JPMorgan Chase Bank - 9,507

Mellon Bank - 91,200

Mellon Trust - US CUSTODIAN - 48,613

Mellon Trust - US CUSTODIAN - 192,863

MELLON TRUST OF NEW ENGLAND - 113,887

Mitsubishi Trust International - 6,430

Mitsui Asset - 19,734

Northern Trust Bank - BGI SEPA - 61,807

Northern Trust Bank - BGI SEPA - 302,473

Northern Trust Bank - BGI SEPA - 242,992

R C Greig Nominees Limited - 3,364,399

R C Greig Nominees Limited a/c AK1 - 1,316,229

R C Greig Nominees Limited a/c BL1 - 197,774

R C Greig Nominees Limited a/c CM1 - 72,748

R C Greig Nominees Limited GP1 - 302,231

R C Greig Nominees Limited SA1 - 114,670

Reflex Nominees Limited - 2,339

Reflex Nominees Limited - 551

State Street Bank & Trust - WI - 238,624

State Street Bank and Trust Co - 23,760

State Street Boston - 632,011

State Street Trust of Canada - 195,249

The Northern Trust Company - U - 139,918

Trust & Custody Services Bank - 732

Trust & Custody Services Bank - 12,046

Zeban Nominees Limited - 143,865

Total - 91,830,889


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

ORDINARY SHARES OF 3.1111P EACH


10. Date of transaction

20 June 2006


11. Date company informed

23 June 2006


12. Total holding following this notification

91,830,889


13. Total percentage holding of issued class following this notification

7.01%


14. Any additional information



15. Name of contact and telephone number for queries

JULIAN THURSTON 020 7822 6707


16. Name and signature of authorised company official responsible for making this notification

ALISON DILLON, DEPUTY SECRETARY


Date of notification

23 June 2006